FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Decisions Taken by the Meeting of the Board of Directors on December 13, 2004

2.	Notice to Stockholders, December 17, 2004

3.	Material Announcement, December 17, 2004

4.	Decisions of the Board of Directors, December 22, 2004

5.	Material Announcement, December 24, 2004

6.	Press Release, December 24, 2004

7.	Decisions Taken by the Meeting of the Supervisory Board on December 27, 2004

8.	Notice to Stockholders, December 27, 2004

9.	Material Announcement, December 30, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Flávio Decat de Moura
	Name:	Flávio Decat de Moura
	Title:	Chief Financial Officer and Investor Relations Officer

Date: January 3, 2005

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
CNPJ  17.155.730/0001-64

Decisions taken by the Meeting of the Board of Directors on 13 Dec 2004:

The Board of Directors decided as follows:

1.    To submit to the Extraordinary General Meeting of Stockholders to be held on 30 December 2004 a proposal for the following: a) authorization for transfer of the generation, transmission and distribution establishments of Companhia Energética de Minas Gerais to the wholly-owned subsidiáries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., by transfer of goods, rights, obligations including tax obligations, employees, clientele and other elements related to these activities; b) Approval of the Opinions on Valuation of Goods and Physical-accounting Reconciliation of the Assets of Companhia Energética de Minas Gerais, as provided by Clause 8 of Law 6404/76, prepared by SETAPE – Serviços Técnicos de Avaliações do Patrimônio e Engenharia Ltda, and also the transfer of the goods of Cemig’s fixed assets in service to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A..; c) approval of the Opinion on the Monetary Special Obligations, Assets and Liabilities of Companhia Energética de Minas Gerais, as provided for by Clause 8 of Law 6404/76, prepared by Deloitte Touche Tohmatsu Auditores Independentes, and also the transfer of the Monetary Special Obligations, Assets and Liabilities of CEMIG to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.; d) authorization for the transfer, by 31 January 2005, through the paying-in of the registered capital of the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., of the net value of the amounts in the Opinions above mentioned; e) authorization to post, in the account line Advances for future increases of capital of Companhia Energética de Minas Gerais, of the accounting balances at 31 December 2004 of the goods, rights and obligations of CEMIG, deducting the amount corresponding to the net value of the above-mentioned Opinions, the net result of which shall be paid into the registered capital of the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição in 2005.

2.    To approve convocation of the Extraordinary General Meeting for 30 December 2004, to deal, as well as the matters referred to item l above, with the Alteration in the composition of the Board of Directors and, consequently, election of sitting and substitute members of the said Board by cumulative vote, as requested by the Stockholder Southern Electric Brasil Participações Ltda. and as a result of the resignation of a Board Member.

3.    To ratify the participation of Cemig in Aneel Auction 001/2004, lot E (Furnas-Pimenta Transmission Line) and Lot F (Itutinga-Juiz de Fora Transmission Line).

4.    To authorize offering of a joint guarantee of the “Cemig Holding Company” to financing and guaranteeing agents.

5.    Authorize the signing of documents arising from the Association Agreement between Cemig, Gasmig, Petrobras and Gaspetro.

6.    Authorize the contracting of joint life assurance.

7.    Authorize advance for future increase of capital in Usina Termelétrica Barreiro S.A.

8.    Authorize the concession of annual leave for the Distribution and Sales Director.

9.    Authorize the transfer of rights and obligations of Cemig to Cemig Geração e Transmissão S.A. and to Cemig Distribuição S.A., by means of specific legal instruments for the purpose.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

BRAZILIAN LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

We hereby advise our stockholders that the Interest on Equity approved by the meetings of the Board of Directors held on 28 November 2003 and 18 December 2003, and the dividends approved at the Ordinary and Extraordinary General Meetings of Stockholders held on 30 April 2004, will be paid on 28 December 2004, as follows:

•     Interest on Equity in the amount of R$ 150,000,000.00 (one hundred and fifty million Reais), corresponding to R$ 0.925442 per thousand shares, which will be paid to all stockholders whose names were on the Company’s Nominal Share Register on 8 December 2003;

•     Interest on Equity in the amount of R$ 100,000,000.00 (one hundred million Reais), corresponding to R$ 0.616961 per thousand shares, which will be paid to all stockholders whose names were on the Company’s Nominal Share Register on 29 December 2003;

•     Dividends in the amount of R$ 70,494,031.79 (seventy million, four hundred and ninety-four thousand and thirty-one Reais and seventy-nine centavos), corresponding to R$ 0.434920 per thousand shares, which will be paid to all stockholders whose names were on the Company’s Nominal Share Register on 30 April 2004.

The payment will be made automatically for all stockholders whose details are up to date in the registry of Banco Itaú S.A.

Belo Horizonte, 17 December 2004

Flávio Decat de Moura
Chief Financial and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

BRAZILIAN LISTED COMPANY

CNPJ 17.155.730/0001-64

MATERIAL ANNOUNCEMENT

Companhia Energética de Minas Gerais – Cemig, a listed company traded on the stock exchanges of São Paulo, New York and Madrid, and holder of public service concessions, hereby informs the public, in accordance with its commitment to implement the best corporate governance practices, and with CVM Instructions 358 of 3 January 2002 and 359 of 22 January 2002, that the Governor of the State of Minas Gerais has sanctioned and promulgated Law 15404 of 3 December 2004, which authorizes Companhia Energética de Minas Gerais – Cemig to associate with a company of the Petrobras group for the management of Companhia de Gás de Minas Gerais – Gasmig.

The association consists of: sale by Cemig to Petrobras Gás S.A. – Gaspetro and to the subsidiary of Gaspetro, TSS Participações S.A. (TSS), of shares representing 40% (forty per cent) of the registered capital of Gasmig; joint examination, by Gaspetro/TSS and Cemig, as stockholders of Gasmig, of the potential for injecting the necessary funds for the development and expansion of the distribution network; and on the part of Petrobras, development, through its affiliated companies, of the network of gas transport pipelines for the state of Minas Gerais.

The association was approved by the Boards of Directors of Cemig and of Gasmig, as disclosed on 11 August 2004, and by the Board of Directors of Gaspetro and the Board of Executive Directors of Petrobras, being formalized through the signing, on 15 December 2004, of the Agreement and Contracts related to the Association.

Belo Horizonte, 17 December 2004.

Flávio Decat de Moura
Chief Financial, Holdings and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

BRAZILIAN LISTED COMPANY - CNPJ 17.155.730/0001-64

Board of Directors

Meeting held on 22 December 2004, at 10 a.m.

The Board of Directors decided:

1.             To authorize opening of Tender Exemption Proceedings, and contracting of General Electric do Brasil to supply equipment, material and complementary services, for the elements of exclusive interest to Cemig in the emergency phase of the “National Observability and Controllability” (“SINOCON”) project.

2.             To authorize opening of tender proceedings, and contracting of services, for installation of water supply systems for rehoused residents at Irapé.

3.             To authorize signing of amendment No. 3 to ONS contract 002/2000 for provision of transmission services.

4.             To authorize signing of amendment No. 6 to ONS contract 005/1999 for provision of transmission services.

5.             To authorize contracting of security guard services for the Pai Joaquim Small Hydroelectric Plant.

6.             To authorize amendments to contracts for execution of illumination works on the MG-010 (Belo Horizonte – Confins Airport) highway.

7.             To authorize the opening of tender proceedings, and rental of a helicopter, with repeal of RCA-056/2004.

8.             To authorize the signing of an undertaking with IEF-MG for assumption of the necessary environmental compensation measures arising from the implementation of the Irapé hydroelectric plant.

9.             To authorize opening of tender proceedings and acquisition of materials for the Luz para Todos (“Light for All”), Clarear (“Brightening”) and Reluz (“Shine”) programs.

10.           To confirm appointment of directors of Cemig for management of Gasmig.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

BRAZILIAN LISTED COMPANY

CNPJ 17.155.730/0001-64

MATERIAL ANNOUNCEMENT

Acquisition of Rosal Energia S.A.

Companhia Energética de Minas Gerais – Cemig, a listed company holding public service concessions, with shares traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, in accordance with its commitment to implement best corporate governance practices, and with CVM Instructions 358 of 3 January 2002 and 359 of 22 January 2002, that after compliance with the conditions required by the Share Purchase Contract, which included prior authorization by the National Electricity Agency, Aneel, which has now been given by Aneel Resolution 423 of 20 Dec 2004, stockholding control of Rosal Energia S.A. (“Rosal”), through ownership of 86,944,467 (eighty-six million, nine hundred and forty-four thousand, four hundred and sixty-seven) nominal shares without par value, making up 100% of the total and voting stock of Rosal, was transferred by Caiuá Serviços de Eletricidade S.A. (Caiuá) to Cemig on 23 December 2004, on payment by Cemig of R$ 134,000,000.00 (one hundred and thirty four million Reais).

Belo Horizonte, 24 December 2004

Flávio Decat de Moura
Chief Financial and Investor Relations Offlcer

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG
BRAZILIAN LISTED COMPANY

CNPJ 17.155.730/0001-64

PRESS RELEASE

Following the guidelines of its Board of Directors to expand operations beyond the state of Minas Gerais, to add value to its stockholders’ investments, Cemig hereby informs the public that on 23 December 2004 stockholding control of Rosal Energia S.A., owner of the Rosal hydroelectric power plant, was transferred to Cemig by Caiuá Serviços de Eletricidade S.A. (“Caiuá”), for payment by Cemig to Caiuá of R$ 134,000,00.00 (one hundred and thirty-four million Reais), representing 100% of the voting and total capital of Rosal. Brazil’s electricity regulator, Aneel, gave formal approval to the transfer of control by Aneel Resolution 423 of 20 Dec 2004. The Rosal plant, on the Itabapoana river, on the border between the states of Rio de Janeiro and Espírito Santo, started operating in 1999, and has installed generating capacity of 55 MW with average assured energy of 30 MW, representing 262,800 MWh per year. It is connected to the distribution system of Escelsa (Espírito Santo Centrais Elétricas S.A. – the electricity utility of Espírito Santo state) by two 69 kV transmission lines connecting it, over a total of 77 km, to the Alegre and Mimoso do Sul substations. Its concession contract, signed with the federal government in 1997, runs until 2032; and it has electricity sale contracts for all its output with Caiuá’s controlling stockholder, the Rede group.

Belo Horizonte, 24 December 2004

Flávio Decat de Moura
Director of Finance, Holdings and Investor Relations

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
CNPJ 17.155.730/0001-64

Decisions taken by the Meeting of the Supervisory Board on 27 Dec. 2004:

The Board of Directors approved:

1.    Payment of interest on equity, in the amount of R$ 40 million, to be calculated as part of the minimum obligatory dividend.

2.    Budget Proposal for 2005.

3.    Contract for construction of the Vespasiano 2 substation, and its three amendments.

4.    Two amendments to the contract for construction of the Irapé hydroelectric plant.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG
BRAZILIAN LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

We hereby inform our stockholders that the Board of Directors, in a meeting held on 27 December 2004, decided to pay interest on equity in respect of the year 2004, under Article 9 of Law 9249/95 of 26 December 1995, in the amount of R$40,000,000.00 (forty million Reais), equal to R$0,2467845 per thousand shares. This will be considered as part of the calculation of the obligatory dividend, in the terms of Paragraph 1 of Clause 30 of the Bylaws. The manner and date of payment shall be set forth in the Ordinary General Shareholders’ Meeting to be held by April 30, 2005.

All stockholders whose names are on the company’s Nominal Share Register on 10 January 2005 will have the right to this payment, on which tax at 15% will be withheld at source of payment, other than for stockholders that are exempt from this withholding under current legislation.

The shares will trade with the exclusion of this benefit on 11 January 2005.

We remind stockholders of the importance of updating their registration information. This can be done by visiting any branch of Banco Itaú S.A. (the institution which administers Cemig’s system of registered nominal shares), taking their personal documents with them.

Belo Horizonte, 27 December 2005

Djalma Bastos de Morais
Chief Executive Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

BRAZILIAN LISTED COMPANY

CNPJ 17.155.730/0001-64

MATERIAL ANNOUNCEMENT

Companhia Energética de Minas Gerais – Cemig, a listed company holding public service concessions, with shares traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with its commitment to implement best corporate governance practices, hereby informs the public, in accordance with CVM Instructions 358 of 3 January 2002 and 359 of 22 January 2002, that as authorized by the General Meeting of Holders of the Company’s First Issue of Non-convertible Debentures, in the amount of R$ 625,000,000.00, the “Second Amendment to the Private Deed of the First Public Issue of Non-Convertible Debentures Divided into Two Series, Without Guarantee nor Preference of Companhia Energética de Minas Gerais – Cemig” (“the Second Amendment”) has been signed, providing for the obligatory exchange of the Company’s First Issue of Debentures for debentures to be issued by the new company of the Cemig group that will be responsible for electricity generation and transmission, for the purpose of implementing the process of “unbundling” (de-verticalization) of the Company required by Law 10848 of 15 March 2004.

The public is hereby notified that the Second Amendment is available for consultation by investors on the following web pages:

www.cemig.com.br     www.planner.com.br     www.cetip.com.br     www.bovespa.com.br

Minas Gerais, 30 December 2004.

Flávio Decat de Moura
Chief Financial, Holdings and Investor Relations Officer